UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange

Act of 1934

For the month of January 2026

Commission File Number: 001-41745

ODDITY Tech Ltd.

(Translation of registrant’s name into English)

8 HaHarash Street,

Tel Aviv-Jaffa, 6761304, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

ODDITY Tech Ltd. (the “Company”) has entered into amendments to its existing agreements with a syndicate of banks to secure credit facilities for a total of $350 million that will become effective on January 15, 2026 (collectively, the “Facility Agreements”). The Facility Agreements amend and replace the Company’s previous $200 million credit facilities and increase its financial flexibility to fund growth initiatives, acquisitions, share buybacks, and other general corporate needs. The amended credit facilities will be undrawn upon effectiveness, and will be available for drawdown over a period of three years, through January 14, 2029.

Borrowings under the Facility Agreements will accrue interest at a percentage rate per annum equal to SOFR + 2.7% for term loans maturing on January 14, 2031. A commitment fee of 0.3% will apply to any unused credit. The obligations of the Company under the Facility Agreements benefit from a negative pledge by the Company and are guaranteed by certain of the Company’s subsidiaries.

The Facility Agreements contain customary affirmative and negative covenants, as well as a financial covenant requiring the net debt-to-EBITDA ratio of the Company to not exceed 4x of EBITDA.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-274796) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODDITY TECH LTD.

By:	/s/ Lindsay Drucker Mann
Name: Lindsay Drucker Mann
Title: Global Chief Financial Officer

Date: January 12, 2026